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                            CENTRAL OHIO COAL COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 26573
                      FOR THE QUARTER ENDED MARCH 31, 2001


                                  CONTENTS

                                                                    Page

        Statements of Income and Retained Earnings                     1

        Balance Sheets                                                2-3

        Information Concerning Mine Operations and
          Capital Improvements                                         4

        Calculation of Cost of Capital and
          Statement of Cost of Commercial Coal Sold and Shipped        5

        Statement of Cost of Operation                                 6

        Analysis of Mining Plant in Service                            7


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                            CENTRAL OHIO COAL COMPANY
                               STATEMENT OF INCOME
                      FOR THE QUARTER ENDED MARCH 31, 2001
                                   (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $10,187

COST OF OPERATION                                           11,433
                                                           -------

OPERATING LOSS                                              (1,246)

NONOPERATING INCOME                                          1,291
                                                           -------

INCOME BEFORE FEDERAL INCOME TAXES                              45

FEDERAL INCOME TAXES ON OPERATIONS                              45
                                                           -------

NET INCOME                                                 $  -
                                                           =======



                         STATEMENT OF RETAINED EARNINGS
                      FOR THE QUARTER ENDED MARCH 31, 2001
                                   (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $3

NET INCOME                                                     -

CASH DIVIDENDS DECLARED                                        3
                                                              --

BALANCE AT END OF PERIOD                                      $-
                                                              ==


The common stock of the Company is wholly owned by Ohio Power Company.



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                            CENTRAL OHIO COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)
                                                          March 31,
                                                             2001
                                                        ------------
                                                       (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 50,212
  Accumulated Depreciation and Amortization                  49,579
                                                           --------

         NET MINING PLANT                                       633
                                                           --------

OTHER PROPERTY AND INVESTMENTS                                1,226
                                                           --------

CURRENT ASSETS:
  Cash and Cash Equivalents                                      11
  Accounts Receivable:
    General                                                     281
    Affiliated Companies                                     20,399
  Advances to Affiliates                                     48,600
  Materials and Supplies                                      6,021
  Prepayments and Other                                       1,159
                                                           --------

         TOTAL CURRENT ASSETS                                76,471
                                                           --------

DEFERRED INCOME TAXES                                        54,927
                                                           --------

DEFERRED CHARGES                                                 72
                                                           --------

           TOTAL                                           $133,329
                                                           ========


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                            CENTRAL OHIO COAL COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)


                                                          March 31,
                                                            2001
                                                        ------------
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                            $      7
  Retained Earnings                                            -
                                                           --------

         TOTAL SHAREHOLDER'S EQUITY                               7
                                                           --------

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions        57,432
  Accrued Reclamation Costs                                  30,306
  Mine Closure                                                1,257
  Other Operating Reserves                                   22,838
                                                           --------

         TOTAL OTHER NONCURRENT LIABILITIES                 111,833
                                                           --------

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                     759
    Affiliated Companies                                      1,153
  Taxes Accrued                                               7,912
  Accrued Reclamation Costs                                   4,031
  Accrued Vacation Pay                                          278
  Workers' Compensation Claims                                  998
  Other                                                       2,728
                                                           --------

         TOTAL CURRENT LIABILITIES                           17,859
                                                           --------

DEFERRED CREDITS                                              2,065
                                                           --------

REGULATORY LIABILITIES                                        1,565
                                                           --------

           TOTAL                                           $133,329
                                                           ========


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                            CENTRAL OHIO COAL COMPANY
         INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                      FOR THE QUARTER ENDED MARCH 31, 2001

MINE CLOSURE AND PENDING SALE

        The Company closed the Muskingum mine and efforts are underway to reclaim the property. A memorandum of understanding was reached in April 2001 with an outside coal company to purchase all of the stock of the Company from Ohio Power Company. The transaction is expected to close on or about June 30, 2001.




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                            CENTRAL OHIO COAL COMPANY
 CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                      FOR THE QUARTER ENDED MARCH 31, 2001
                         (in thousands, except as noted)
                                                                                                     January through
                                                                                                          March
                                                                                                           2001
  I. Calculation of Cost-of-Capital Compensation:
     -------------------------------------------
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.27% per annum, 2.5675% per quarter                                                         .025675
                                                                                                         --------

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $   -
                                                                                                         ========
            2. Year-to-Date                                                                              $   -
                                                                                                         ========

       D. Net Income per Statement of Income                                                             $   -
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                       1,291
                                                                                                         --------

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $ (1,291)
                                                                                                         ========
            2. Year-to-Date                                                                              $ (1,291)
                                                                                                         ========

 II. Coal Billing Calculation:
     ------------------------
       A. Total Operating Expenses (a)                                                                   $ 11,478

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                             (1,291)
                                                                                                         --------

       C. Cost Applicable to Current Quarter Coal Billings                                               $ 10,187
                                                                                                         ========

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                163,628
                                                                                                          =======

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $62.26
                                                                                                           ======

(a)     As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statements of Income.


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                            CENTRAL OHIO COAL COMPANY
                         STATEMENT OF COST OF OPERATION
                      FOR THE QUARTER ENDED MARCH 31, 2001


                                                       (in thousands)

Direct Labor-UMW*                                          $   269
Indirect Labor-UMW*                                          1,193
Benefits-UMW*                                                4,094
Salaries and Benefits-Nonunion                                 892
Operating Supplies                                           1,002
Repair Parts and Materials                                     755
Electricity and Other Utilities                                592
Outside Services-Maintenance, Haulage and Reclamation          474
Taxes Other Than Federal Income Taxes**                        316
Rental of Equipment                                             22
Mining Cost Normalization***                                 1,801
Reclamation                                                 (1,527)
Other Production Costs                                       1,357
                                                           -------

Subtotal                                                    11,240

Transfers of Production Costs (to)/from Coal Inventory         193
                                                           -------

          Total                                            $11,433
                                                           =======

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.



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                            CENTRAL OHIO COAL COMPANY
                       ANALYSIS OF MINING PLANT IN SERVICE
                     AND RELATED ACCUMULATED PROVISIONS FOR
                          DEPRECIATION AND AMORTIZATION

                                            March 31, 2001
                                      ---------------------------
                                                            Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                      -----  -----------  --------
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -        $324

Mining Structures and Equipment       47,596     47,287      309

Leasehold Improvements                 2,292      2,292       -
                                     -------    -------     -----

    Total Mining Plant in Service    $50,212    $49,579     $633
                                     =======    =======     ====


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